September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 688-0616
James R. Gibbs
Chairman, President and Chief Executive Officer
Frontier Oil Corp.
1000 Memorial Drive, Suite 600
Houston, Texas
77024

> **Re:** **Frontier Oil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2007**
> **File No. 1-07627**

Dear Mr. Gibbs:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence

1. You disclose that the board of directors based its determination of
    independence based on a review of various questions regarding relationships
    the directors have with the company. Consistent with the requirements of
    Item 407(a)(3) of Regulation S-K, please disclose the specific relationships
    considered for each director.

Compensation of Directors

2. Provide the disclosure required by the Instruction to Item 402(k)(2)(iii) of
    Regulation S-K regarding the aggregate number of restricted stock awards and
    aggregate number of stock option awards outstanding at fiscal year end.

3. To the extent applicable, include a footnote describing all assumptions made
    in the valuation of the stock awards granted to your directors by reference to a
    discussion of those assumptions in the footnotes to your financial statements
    included in your annual report on Form 10-K. See the Instruction to Item
    402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally
    to Item 402(k).

Executive Compensation

Compensation Discussion and Analysis

Objectives of the Company's Compensation Programs

4. Provide further detail as to why you have chosen some of the companies
    contained within the peer group. For example, you state that the companies
    are "broadly similar in revenues." Clarify this statement by referencing the
    high and low end of the range of revenues achieved within the peer group and
    explain how any adjustments for differences such as size, revenues, and/or
    market capitalization factor into the actual evaluation of the comparative data
    received.   See Item 402(b)(2)(xiv) of Regulation S-K.

5. Please disclose the actual percentiles for total 2006 compensation and each
    benchmarked element of compensation. For example, you disclose that base
    salaries are targeted between "below the median to approximately the 75th
    percentile." Please provide greater specificity of where you target each
    element of compensation relative to the comparator companies and where

actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Program Components

Annual Bonuses

6. For each named executive officer, discuss how individual responsibility, ability to affect Company results and analysis of peer group practices for similar positions resulted in the actual awards made. We refer you to disclosure under the heading "Development of the Company's Compensation Program" and the presentation of behaviors rewarded in column (a). If applicable to the assessment of an individual's annual bonus awarded in a given year, please reference rewards provided for the items listed in column (a).

7. In your discussion, you refer to other performance measures (i.e. safety and environmental) considered by the committee in making awards but you omitted discussion of whether these operational targets were achieved and if achieved, how the level of achievement impacted the actual bonus awarded in fiscal 2006. Please provide further clarity to your discussion of targets established and achieved during the fiscal year. Additionally, we refer you to disclosure in column (a) under the heading "Development of the Company's Compensation Program". Your disclosure implies that other financial and operational goals or targets are considered during the fiscal year. Please disclose any quantitative and qualitative targets established. Please identify the targets established for fiscal 2006. Please note that this comment applies equally to discussion of the targets referenced in column (b) under the same heading that relate to the long-term incentives awarded. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long –Term Incentives

8. To facilitate an understanding of the awards made pursuant to the long-term incentive program, please discuss how share-value transfer, grant date present value and relative percentage of total grants were considered and factored into the determination of the actual awards given to the named executive officers. For example, explain the relevance of grant date present value in the making

of an award by explaining whether there is a specified threshold or targeted amount in value of awards that the company aims to provide to each of the named executive officers. See Instruction 1 to Item 402(b) and Item 402(b)(1)(v) of Regulation S-K.

Compensation Detail for Named Executive Officers

9. Please disaggregate your analysis of material differences in compensation awarded and provide discussion of the reason for the significant disparities in the amount of compensation awarded to named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. Revise your Compensation Discussion and Analysis to explain material differences in compensation policies with respect to individual named executive officers. For example, you disclose that Mr. Gibbs's salary in 2006 was more than twice the amount of the next highest paid officer and his amount of non-equity incentive plan compensation was over five times greater than the next highest paid officer. Please revise your disclosure to explain the reasons for this disparity in compensation. In addition, no disclosure has been provided explaining why Messrs. Gibbs', Jennings' and Eisman's change in control agreements provide them with "walk- away rights" and all benefits are subject to "single trigger" while the remaining named executive officers' benefit payouts in a change-in-control are subject to a double trigger with no walk-away rights. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss the reasons for the differences on an individualized basis.

Determination of Total Compensation

10. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee and plays a material role in understanding the differences in total compensation awarded to an officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal goals for Mr. Gibbs. See Item 402(b)(2)(vii) of Regulation S-K.

Change in Control Severance Benefit

11.   Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the change-in control and severance agreements. Please address discrepancies in the types of benefits awarded to the named executive officers. For example, unlike the other executives, your Chief Executive Officer and two other executives receive benefits in a change-in-control scenario based on a "single" versus double trigger condition. See Item 402(j)(3) and Item 402(b)(1)(v) of Regulation S-K.

Grants of Plan-Based Awards

12.   Although you describe the dividend-eligibility of stock options, please clarify whether restricted stock awards are dividend-eligible. See generally Item 402(e) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End

13.   As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of shares of stock and equity incentive plan awards held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported. For example, revise footnotes 3 and 5 to provide the information required.

Non-Qualified Deferred Compensation

14.   Supplement your footnote disclosure as required by the Instruction to Item 402(i)(2) of Regulation S-K to quantify the extent to which the amounts reported in the contributions and earnings columns are reported in the summary compensation table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in prior years.

Certain Relationships and Related Party Transactions

15.   Provide the disclosure required by Item 404(b) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor